PROSPECTUS


                          631,969 Shares

                      C&D TECHNOLOGIES, INC.

             Common Stock (par value $0.01 per share)

     Of the 631,969 shares of Common Stock, $0.01 par value ("Common Stock"), offered hereby (the "Offering"), 452,551 shares are being offered and sold by C&D TECHNOLOGIES, INC. (the "Company"), 179,418 shares may be offered and sold from time to time by the holders named herein and, if required, some portion of the foregoing shares may be offered and sold by holders named in an accompanying supplement (a "Prospectus Supplement") or, in any case, by their respective transferees, pledges, donees, or their successors (holders other than the Company being, collectively, the "Selling Stockholders") pursuant to this Prospectus and a Prospectus Supplement, if required. See "Selling Stockholders, Plan of Distribution and Use of Proceeds." The Company will not receive any part of the proceeds from the sale of shares by the Selling Stockholders.

     Information contained herein is subject to completion or amendment. A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

     See "Risk Factors" commencing on page 3 for a discussion of certain factors that should be considered by prospective investors.

                  ______________________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  ______________________________

         The date of this Prospectus is November 10, 1997.

                      ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission, Washington, D.C., a Registration Statement on Form S-3 under the 1933 Act, File No. 333-38893, relating to the shares of its Common Stock offered hereby. For further information, reference is made to the Registration Statement, including the exhibits filed as a part thereof.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission. These reports, proxy and information statements and other information may be inspected without charge and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site (http:\\ www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission.

     The Company's securities are listed on the New York Stock Exchange ("NYSE") and the Company files reports, proxy statements and other information with this exchange. These reports, proxy statements and other information concerning the Company can be inspected at the offices of the NYSE, 20 Broad Street, 17th Floor, New York, New York 10005.

                           RISK FACTORS

     In addition to the other information in this Prospectus, the following risk factors should be considered carefully by prospective investors in evaluating the Company and its business before purchasing any of the shares of Common Stock offered hereby.

Implementation of Growth Strategy
     The Company's strategy is to increase sales and profits by diversifying its product offerings and customer base. In implementing this strategy, the Company emphasized product development and quality, reduced costs, streamlined manufacturing and improved marketing of the Company's products. In addition, as part of this strategy, the Company has completed several strategic acquisitions of complementary electronics businesses in order to further expand its positions in markets with high growth potential. The continued successful implementation of the Company's strategy will be dependent on many factors, some of which are beyond the Company's control, including, but not limited to, the availability of suitable acquisition candidates, the continued success of the Company in its research and development efforts, the prices of raw materials used by the Company in the manufacture of its products, the activities of the Company's competitors and general economic conditions.
There can be no assurance that the Company will continue to be successful in implementing its growth strategy.

Telecommunications Industry and Growth of the Company

     The Company expects that sales of products to telecommunications service providers and OEMs of telecommunications equipment will continue to account for an increasing amount of its business. The continued success of the Company's reserve power systems and power supply products will depend to some extent on the continued growth and the increased accessibility and affordability of cellular and other wireless telecommunications services, including cellular, paging and PCS, in the United States and internationally. There can be no assurance that the volume and variety of wireless telecommunications services will continue to grow or that such services will create a demand for the Company's products.

     In recent years, the telecommunications industry has undergone substantial change. Further changes in the industry are expected. Although the Company does not expect such change to have a material adverse effect on the Company, there can be no assurance that this will be the case.

Materials Costs; Pricing Pressures

     The Company is subject to certain factors affecting pricing and sales over which the Company has no control, such as general economic and market conditions. Furthermore, the costs of the components of the Company's products, particularly the cost of lead, may fluctuate and the Company may be unable to fully pass on any cost increases to its customers. When lead prices rise, certain of the Company's competitors that own smelting operations may have lower lead costs than the Company, providing them with a short-term competitive advantage.

     Most of the Company's manufacturing and operating costs are affected by inflationary pressures. The Company's ability to pass along inflationary cost increases through higher prices may be limited during periods of stable or declining lead prices because of industry practices that tend to link product prices and lead prices.

Dependence on Key Personnel

     The success of the Company is dependent on its ability to attract and retain qualified management, administrative, technical and marketing personnel. Although the Company has entered into employment agreements with certain key personnel and believes it could replace key employees in an orderly fashion should the need arise, the loss of such personnel could have an adverse effect on the Company until such personnel are replaced. There can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the operation and development of its business.

Environmental Regulation

     The Company's operations are subject to extensive and evolving environmental laws and regulations regarding the clean-up and protection of the environment and worker health and safety. The Company operates under what it believes is a comprehensive environmental, health and safety compliance program and believes that it is in material compliance with applicable environmental requirements. However, there can be no assurance that in the future the Company will not receive notices that certain of its operations are not in compliance with its permits or other environmental requirements, that the Company will be able to maintain compliance with applicable environmental requirements, that current environmental requirements will not become more onerous or that new laws and regulations will not be adopted or become applicable to the Company. Any of the foregoing could result in the imposition of fines or penalties, operating constraints, the issuance of judicial or administrative orders requiring the Company to cease operating a facility, increased operating and capital expenditures or other liabilities, any of which could have a material adverse effect on the Company's business, financial condition or results of operations. In addition, if damage to persons or the environment arises from hazardous materials used, generated or disposed of in the conduct of the Company's business (or that of its predecessors, to the extent the Company is not indemnified therefor), the company may be held liable for the damage and for the costs of the environmental investigation and remediation, which could have a material adverse effect on the Company's business, financial condition or results of operations.

  SELLING STOCKHOLDERS, PLAN OF DISTRIBUTION AND USE OF PROCEEDS

     An aggregate of 452,551 shares of Common Stock offered hereby are being sold by the Company. The shares consist of shares of treasury stock that were previously purchased by the Company in various stock repurchase programs in open market transactions.

     An aggregate of 179,418 shares of Common Stock offered hereby are being sold by Selling Stockholders. The following table sets forth the number of shares offered by each of the

Selling Stockholders and the number of shares beneficially owned (within the meaning of Rule 13d-3 under the 1934 Act) by each of the Selling Stockholders as of October 21, 1997.

                                                     Shares of
               Shares of Common    Shares of Common  Common Stock
               Stock Beneficially  Stock Offered by  Beneficially
Selling        Owned Prior to the  Each Selling      Owned After the
Stockholder        Offering           Stockholder      Offering

Alfred Weber       244,923             110,000          134,923
First Union & Co.   69,418              69,418             0

     Mr. Weber is the Chairman of the Board, President, Chief Executive Officer and Chief Operating Officer of the Company. The shares of Common Stock being offered by him were received upon the exercise of a non-qualified stock option on April 30, 1996, pursuant to an Option Agreement dated as of May 30, 1989, as amended. First Union & Co. is a trustee holding shares of Common Stock for the benefit of certain defined benefit plans to which the Company contributed an aggregate of 51,418 shares of Common Stock as of September 13, 1996 and an aggregate of 18,000 shares of Common Stock as of October 14, 1997.

     The Company and the Selling Stockholders directly or through agents designated from time to time may sell from time to time all or part of the Common Stock in amounts and on terms to be determined at the time of sale or in the open market at the market price on the NYSE. The Company and the Selling Stockholders also may pledge such shares as collateral, and such shares could be sold pursuant to the terms of such pledges. The Company and the Selling Stockholders reserve the sole right to accept and, together with their agents from time to time, to reject in whole or in part any proposed purchase of Common Stock to be made directly or through agents. The Company and the Selling Stockholders will pay any sales commissions applicable to such transactions. The Company will pay the other expenses of the distribution estimated to be $35,752.12. The Company and the Selling Stockholders and brokers who execute orders on their behalf may be deemed underwriters as that term is used in Section 2(11) of the Securities Act of 1933 (the "1933 Act"), and a portion of the proceeds of sales and commissions therefore may be deemed underwriting compensation for purposes of the 1933 Act. In addition to the foregoing, the Company may from time to time contribute shares of Common Stock to one or more of its employee benefit plans and utilize shares of Common Stock as consideration for the acquisition of other businesses.

     The Selling Stockholders are offering the Shares for their own account, and not for the account of the Company. The Company will not receive any of the net proceeds of the offering by Selling Stockholders. The Company intends to use the proceeds of the offering of Common Stock by it for general working capital purposes.

                   DESCRIPTION OF COMMON STOCK

     The description of the shares of Common Stock contained in the Company's Registration Statement on Form 8-A (Registration No. 1-9389) is hereby incorporated by reference.

              INTERESTS OF NAMED EXPERTS AND COUNSEL

     The validity of the shares of Common Stock offered hereby has been passed upon by Proskauer Rose LLP, 1585 Broadway, New York, New York 10036. Glenn M. Feit, a partner of Proskauer Rose LLP, is a member of the Board of Directors and is secretary of the Company.

         INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents are incorporated by reference into this
Prospectus:

     (a) The Company's annual report on Form 10-K for the fiscal year ended January 31, 1997;

     (b) The Company's quarterly report on Form 10-Q for the period ended April 30, 1997;

     (c) The Company's quarterly report on Form 10-Q for the period ended July 31, 1997; and

     (d) The description of the Company's Common Stock contained in the Company's Registration statement filed on form 8-A (No. 1-9389) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     All annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, definitive information or proxy statements and other reports filed with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act, subsequent to the date of this Prospectus and prior to the filing of a post-effective amendment which indicates that all the securities offered by this Prospectus have been sold or which deregisters all the securities remaining unsold shall be deemed to be incorporated by reference into this Prospectus to be part hereof from the date of filing of such documents. These documents are or will be available for inspection and copying at the locations identified above. Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of the Registration Statement or the Prospectus to the extent that a statement contained in the Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or replaces such statement.

     The Company's annual report on Form 10-K contains consolidated balance sheets of the Company and its subsidiaries as of January 31, 1997 and 1996, and the related consolidated statements of income, of stockholders' equity and of cash flows for the three years ended January 31, 1997, 1996, and 1995. Said financial statements, which have been incorporated by reference in this Prospectus, have been examined by Coopers & Lybrand L.L.P., independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm in giving said report.

     The Company undertakes to provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all information that has been incorporated by reference in the registration statement (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the registration statement incorporates). Such request should be directed to the Vice President-Finance of the Company, Stephen E. Markert, Jr., 1400 Union Meeting Road, Blue Bell, Pennsylvania 19422, telephone number (215) 619-2700.

     The Company's principal executive office is located at 1400 Union Meeting Road, Blue Bell, Pennsylvania 19422. Its telephone number is (215) 619-2700.

                      C&D TECHNOLOGIES, INC.

                  631,969 Shares of Common Stock
                         _______________

                            PROSPECTUS
                         _______________

                        TABLE OF CONTENTS

Additional Information . . . . . . . . . . . . . . . . . . . . . . . . . 2
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
Selling Stockholders, Plan of Distribution
     and Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . .  4
Description of Common Stock. . . . . . . . . . . . . . . . . . . . . . . 6
Interests of Named Experts and Counsel . . . . . . . . . . . . . . . . . 6
Incorporation of Certain Information by
     Reference. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6






No person has been authorized to give any information or to make any representations not contained in this Prospectus in connection with the offering made by this Prospectus, and any information or representations not contained herein must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the securities to which this Prospectus relates in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof.







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                         November 10, 1997
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